July 15, 2010

VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER

Era Anagnosti, Esq.
Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
100 F Street, N.E.
Washington, D.C. 20549-1004

  Re:
  Sabre Industries, Inc.
  Amendment No. 3 to Registration Statement on Form S-1
  Filed on: July 6, 2010
  File No.: 333-166432

Dear Ms. Anagnosti:

        Reference is made to the follow-up comment of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-166432) (the "Form S-1") of Sabre Industries, Inc. ("Sabre" or the "Company"), in your letter dated July 13, 2010 (the "Comment Letter").

        We are writing to respond, on behalf of the Company, to the comment contained in the Comment Letter and to indicate the changes that are being made in Amendment No. 4 to the Form S-1 (the "Amendment") that will be filed with the Commission on today's date.

        For your convenience, your comment is set forth in this letter, followed by the Company's response. References in the response below in this letter to "we", "our", "us" or similar phrases refer to the Company.

Note 21, Segment Reporting, page F-35

1.
We note your response to comment two in our letter dated July 2, 2010. Please revise your disclosures in MD&A to address the lower gross profit margin experienced by your CellXion operating segment during the year ended April 30, 2010. Also, although we note your expectation that this gross profit margin should converge again, please be advised that you are required to continue to assess the appropriateness of the aggregation of your operating segments into reportable segments in future periods, particularly if this expectation is not realized.

        Pursuant to the Staff's comment, we have added disclosure regarding the lower gross profit margin experienced by our CellXion operating segment during the year ended April 30, 2010 on pages 31 and 36 of the Amendment. We will continue to assess the appropriateness of the aggregation of our operating segments into reportable segments in future periods.

* * * * *

        We would appreciate your prompt review of these materials and your prompt notification to us if you have further comments or questions. Please contact me should you have any questions or additional comments.

Very truly yours,

/s/ JULIE M. ALLEN

Enclosures

cc:
James D. Mack (Sabre Industries, Inc.)
James J. Junewicz (Winston & Strawn LLP)
David A. Sakowitz (Winston & Strawn LLP)